UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For May 21, 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 21, 2003  -  Board Appointment


                                                                     21 May 2003



                     BUNZL APPOINTS NON-EXECUTIVE DIRECTOR


Bunzl plc, the international distribution and outsourcing Group, is pleased to announce the appointment of Mr Michael Roney as a non-executive director with effect from 1 June 2003. Mr Roney is President of Goodyear's European operations based in Brussels. Prior to assuming his present role, Mr Roney was President of Goodyear's Eastern European, African and Middle Eastern businesses after holding a number of senior general management positions within Goodyear throughout Asia and South America. Mr Roney is a US citizen and both a CPA and an MBA.

Commenting on the appointment, Anthony Habgood, Chairman of Bunzl, said:

"Michael has had a highly successful international career and brings great experience of distribution, retailing and manufacturing operations around the world. We are delighted to welcome him to the Board."


Enquiries:

Bunzl plc:                                        Finsbury:
Anthony Habgood, Chairman                         Roland Rudd
David Williams, Finance Director                  Morgan Bone
Tel: 020 7495 4950                                Tel: 020 7251 3801





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 21, 2003                           By:__/s/ Anthony Habgood__

                                              Title:   Chairman